U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:
   FEDEX CORPORATION
_______________________________________________________________________________

2. Name of the person relying on exemption:
   AMALGAMATED BANK LONGVIEW FUNDS
_______________________________________________________________________________

3. Address of the person relying on exemption:
   275 SEVENTH AVENUE, NEW YORK, NY   10001
_______________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


(AMALGAMATED BANK LOGO)                                     (MEMBER FDIC LOGO)

                                                     PRESS RELEASE


FOR IMMEDIATE RELEASE                     Contact: Taylor Maxwell, 646-200-5330
September 9, 2013	                  taylor.maxwell@berlinrosen.com

LEADING PROXY ADVISORY FIRM ISS BACKS PROPOSAL TO PREVENT INSIDERS' MISUSE OF FEDEX STOCK

Vote Set for September 23 FedEx Shareholder Meeting in Memphis;
FedEx Among Most Exposed Companies to Margin Call Risk

New York, NY- Influential proxy advisory firm Institutional Shareholder Services
(ISS) has announced its support for Amalgamated Bank's LongView Funds' shareholder proposal asking FedEx Corporation (NYSE: FDX) to prohibit company insiders from hedging or pledging company stock obtained through future grants of stock options and share awards as collateral for personal loans or margin accounts. The proposal is designed to discourage senior executives from using company stock in ways that could create risks of conflicts of interest and share price volatility that would be harmful to investors. A vote on the proposal (#8) will take place at the company's annual shareholder meeting on September 23 in Memphis, Tennessee.

"Investors want executives to have skin in the game, but not at the risk of creating volatility with their ownership stake," said Scott Zdrazil, Director of Corporate Governance at Amalgamated Bank. "Speculating with company stock by pledging shares to undisclosed personal financial arrangements can create conflicts of interest between an insider and outside shareholders."

The Wall Street Journal called FedEx Corporation's Chair and Chief Executive Frederick W. Smith "The Most Exposed" executive or director for companies reporting insiders who have pledged company stock ("Margin Call: The Most Exposed," http://blogs.wsj.com/cfo/2012/05/15/margin-call-the-most-exposed/).
mith has over $500 million of FedEx shares tied up in personal financial arrangements. The company's 2013 proxy statement reports that Smith had pledged 4,344,000 shares to personal margin accounts or as collateral for loans, as the Wall Street Journal reported, and an additional 399,000 pledged shares at a family trust.

Pledging company stock creates risk for shareholders. Corporate insiders use margin accounts to pledge shares as collateral in order to borrow additional money from a bank for an outside investment. When executives pledge shares as collateral for loans or margin accounts, a financial institution can call in the pledged shares if the value of the shares violates the terms of the loan. For example, if a declining share price prompts a violation of the terms of a personal loan or margin, a resulting collateral call or "margin call" can force the insider to suddenly dump a significant number of shares on the market, which could further depress the share price. Moreover, executives might face conflicts of interest when the terms of pledging- which are not disclosed to shareholders- force a sudden fire sale. In such a situation, an executive could make business decisions aimed at protecting his or her personal interests above those of the company.

"Investors need executives to fully align their interests in the company's long-term success with those of shareholders," added Zdrazil. "It is simply prudent risk management for FedEx to prohibit insiders from speculating with FedEx stock."

ISS, in its recommendation that investors vote for the proposal, writes that "Most investors believe that pledging a significant amount of company stock as collateral for a loan (e.g., a margin loan) may have detrimental impact on shareholders if there is a forced sale of company stock to meet the margin call or other collateral requirement. The forced sale of significant company stock

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may have an additional depressive effect on the company's stock price, which will directly hurt investors' holdings at the company, and indicates poor of board stewardship [sic] . . . a prohibition on pledging, without exception, could ensure that shareholders are protected from the unintended consequences of pledging on the company's stock price in the future."

The risks inherent in margin calls were dramatically demonstrated in October 2008, when margin calls forced Chesapeake Energy Chair and CEO Aubrey McClendon to sell nearly all of his 5 percent stake in the company, amid share price volatility. By comparison, FedEx's Smith holds 6.7 percent of FedEx's company shares, of which he has pledged about a quarter, or 24 percent, for personal financial arrangements. Amalgamated Bank pioneered the first shareholder resolution addressing hedging and pledging by filing a proposal at Chesapeake Energy's 2009 shareholder meeting. Chesapeake has subsequently adopted a full prohibition on all speculative transactions by insiders in company stock, including hedging and pledging.

Amalgamated Bank's LongView Funds hold 67,408 shares of FedEx Corporation.

About Amalgamated Bank
various institutional investors, primarily employee benefit funds. The Bank works to enhance shareholder value through corporate governance reforms at portfolio companies and is a founding signatory to the United Nations Principles for Responsible Investment. Visit www.amalgamatedbank.com.


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